Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

		Twelve Months Ended December 31,					Six Months Ended June 30,
		2004	2005	2006	2007	2008	2009
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*		$108,601	$156,379	$189,404	$240,331	$344,533	$97,726
Add:	Fixed charges	41,657	56,656	60,599	59,714	57,779	31,924
	Amortization of interest capitalized	463	465	475	533	641	354
	Distributed income of equity investees	—	3,300	4,125	3,800	5,200	2,075
Less:	Interest capitalized	(426)	(817)	(2,371)	(4,452)	(4,803)	(1,878)

	Total earnings	$150,295	$215,983	$252,232	$299,926	$403,350	$130,201

FIXED CHARGES:
Interest expense		$37,893	$52,554	$55,107	$52,812	$51,948	$29,480
Interest capitalized		426	817	2,371	4,452	4,803	1,878
Debt amortization expense		3,056	2,871	2,681	2,144	767	444
Rent expense representative of interest factor		282	414	440	306	261	122

Total fixed charges		$41,657	$56,656	$60,599	$59,714	$57,779	$31,924

Ratio of earnings to fixed charges		3.6	3.8	4.2	5.0	7.0	4.08

*	Excludes income from equity investments.